                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            SCHEDULE 14D-9/A No. 1

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)
                           -------------------------

                              AG Associates, Inc.
                           -------------------------
                           (Name of Subject Company)


                              AG Associates, Inc.
                           -------------------------
                     (Name of Person(s) Filing Statement)


                          Common Stock, no par value
                           -------------------------
                        (Title of Class of Securities)

                                  001073 10 5
                           -------------------------
                                (CUSIP Number)

                                   Arnon Gat
                     Chairman and Chief Executive Officer
                              AG Associates, Inc.
                              4425 Fortran Drive
                       San Jose, California  95134-2300
                                (408) 935-2000
                           -------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                with copies to

                               Jay L. Margulies
                              Carissa C. W. Coze
                           Thelen Reid & Priest LLP
                       2 Embarcadero Center, Suite 2100
                           San Francisco, CA  94111


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          This Amendment No. 1 to Schedule 14D-9 ("Amendment No. 1") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), filed with the Securities and Exchange Commission (the "Commission") on January 22, 1999, by AG Associates, Inc., a California corporation (the "Company"). The Schedule 14D-9 and this Amendment No. 1 relate to the cash tender offer (the "Offer") by MIG Acquisition Corporation, a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of STEAG Electronic Systems GmbH, a German business entity ("Parent"), to purchase all of the issued and outstanding shares of Common Stock, no par value, of the Company at $5.50 per share, net to the seller in cash without interest. The terms and conditions of the Offer are set forth in Purchaser's Offer to Purchase dated January 22, 1999, and the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents"), copies of which were filed as Exhibits to the Schedule 14D-9 and to the Schedule 14D-1, as amended, filed with the Commission by Purchaser, Parent and Steag Aktiengesellschaft (collectively, the "Bidders").

          Capitalized terms used herein without definition have the meanings given to them in the Offer Documents.

Item 2.   Tender Offer of the Bidder.

          Item 2 is hereby amended and supplemented by the following:

          At 12:00 midnight, New York City time, on February 19, 1999, the Offer expired. Based on information provided by the Depositary, 5,682,244 Shares were tendered to Purchaser in the Offer, of which 565,886 Shares were tendered by notices of guaranteed delivery. On February 22, 1999, all Shares validly tendered to Purchaser and not withdrawn prior to the expiration of the Offer were accepted for payment. As a result, Purchaser now owns approximately 91.0% of the outstanding Shares. A copy of the press release issued by Parent announcing the expiration of the Offer and the acceptance for payment of validly tendered Shares is attached hereto as Exhibit 13 and is incorporated herein by this reference.

Item 9.   Material to be Filed as Exhibits.

          Item 9 is hereby amended and supplemented by adding the following exhibit:

          Exhibit   Description
          --------  -----------


             13 Press Release issued by Parent on February 22, 1999 (incorporated by reference from Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1, filed by the Bidders on February 22, 1999)

                                  Page 2 of 3
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 22, 1999

                              AG Associates, Inc.



                              By:     /s/ Kirk W. Johnson
                                      ------------------------------
                              Name:   Kirk W. Johnson
                                      ------------------------------
                              Title:  Vice President, Finance and
                                      ------------------------------
                                         Chief Financial Officer
                                      ------------------------------